FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2019

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 31 January 2019

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 31 January 2019
Final Results

Exhibit 99

2018 FULL YEAR RESULTS

CONTINUED PROFITABLE GROWTH IN VOLATILE MARKETS

Performance highlights (unaudited)

Underlying performance			GAAP measures
		vs 2017			vs 2017
Full Year
Underlying sales growth (USG)(a)		2.9%	Turnover(b)	€51.0bn	(5.1)%
USG excluding spreads(a)		3.1%	Turnover excluding spreads(b)	€49.6bn	(2.3)%
Underlying operating margin	18.4%	90bps	Operating margin	24.6%	810bps
Underlying earnings per share	€2.36	5.2%	Diluted earnings per share	€3.48	62.0%
Free cash flow	€5.0bn	€(0.4)bn	Net profit	€9.8bn	51.2%
Fourth Quarter
USG(a)		2.9%	Turnover(b)	€12.2bn	(5.3)%
Quarterly dividend payable in March 2019 €0.3872 per share
(a)     These amounts do not include price growth in Venezuela for the whole of 2018 and in Argentina from 1 July 2018. See pages 6 - 7 for further details.
(b)     IAS29 'Financial Reporting in Hyperinflationary Economies' has been adopted in Argentina and accordingly 2018 turnover previously reported has been restated (see note 1).

Full year highlights

●            Underlying sales growth excluding spreads was 3.1% with 2.1% volume and 1.0% price

●            Price growth in Argentina is excluded from underlying sales growth from July due to hyperinflationary status. Reported growth would otherwise have been 3.4% (3.6% excluding spreads)

●            Underlying operating margin increased 90bps with 50bps from gross margin

●            Underlying EPS increased 5.2%; constant underlying EPS was up 12.8%

●            Turnover was impacted by an adverse currency impact of 6.7% and the disposal of spreads

●            Operating margin up 810bps and diluted EPS up by 62%, driven by a €4.3 billion profit on the disposal of spreads

Alan Jope: Chief Executive Officer statement

"2018 was a solid year for Unilever, with good volume growth and high-quality margin progression.

Looking forward, accelerating growth will be our number one priority. With so many of our brands enjoying leadership positions, we have significant opportunities to develop our markets, as well as to benefit from our deep global reach and purpose-led brands.

We will capitalise on our strengthened organisation and portfolio, and our digital transformation programme, to bring higher levels of speed and agility. Strong delivery from our savings programmes will improve productivity and fund our growth ambitions.

In 2019 we expect market conditions to remain challenging. We anticipate underlying sales growth will be in the lower half of our multi-year 3-5% range, with continued improvement in underlying operating margin and another year of strong free cash flow. We remain on track for our 2020 goals."

31 January 2019

Underlying sales growth (USG), underlying volume growth (UVG), underlying price growth (UPG), underlying operating profit (UOP), underlying operating margin (UOM), underlying earnings per share (underlying EPS), constant underlying EPS, underlying effective tax rate, free cash flow (FCF), net debt, return on invested capital (ROIC) and underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA) are non-GAAP measures (see pages 6 to 10)

FULL YEAR OPERATIONAL REVIEW: DIVISIONS

	Fourth Quarter 2018				Full Year 2018
(unaudited)	Turnover	USG*	UVG	UPG*	Turnover	USG*	UVG	UPG*	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever	12.2	2.9	0.8	2.1	51.0	2.9	1.9	0.9	90
Beauty & Personal Care	5.4	3.0	1.3	1.7	20.7	3.1	2.5	0.6	80
Foods & Refreshment	4.2	1.3	(0.1)	1.4	20.2	2.0	1.3	0.7	80
Home Care	2.6	5.3	1.2	4.1	10.1	4.2	2.3	1.9	80

* Wherever referenced in this announcement, USG and UPG do not include price growth in Venezuela for the whole of 2018 and in Argentina from 1 July 2018. See pages 6 - 7 for further details.

As previously announced the disposals of our spreads businesses were completed on 2 July 2018. The table below provides information on 2018 performance excluding sales related to spreads.

	Full Year 2018
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever excluding spreads	49.6	3.1	2.1	1.0
Foods & Refreshment excluding spreads	18.8	2.3	1.6	0.8

Our markets: Market conditions have been challenging throughout the year, particularly in the second half where currency devaluations and rising commodity costs put pressure on consumer demand. The economic crisis in Argentina led to the economy being classified as hyperinflationary.

Unilever overall performance: In 2018 we again delivered profitable growth with another year of strong gross margin progression and double digit growth of constant underlying earnings per share. Underlying sales excluding spreads grew 3.1% with 2.1% from volume. Price growth in Argentina which was excluded from USG from 1 July 2018 would have contributed 50bps. The deterioration in the conditions for consumers in Argentina resulted in a full year underlying volume decline of -10% which had a -30bps impact on Unilever volume growth. Emerging markets grew by 4.6% with 2.8% from volume driven by another year of strong growth in Asia AMET RUB. Sales in developed markets grew modestly, helped by a stand out year for ice cream in Europe as well as the continued transformation of our portfolio towards faster growing segments. Turnover decreased 5.1% which included an adverse currency impact of 6.7% and the disposal of spreads which was completed on 2 July 2018.

Underlying operating margin improved by 90bps to 18.4%. The improvement was high-quality with gross margins up 50bps driven by margin-accretive innovation and continued strong delivery from our '5-S' savings programmes. Brand and marketing investment was 10bps lower, whilst absolute spend in local currencies increased by €60 million, even after productivity gains from zero based budgeting. Overheads were down 30bps. Constant underlying earnings per share increased 13% and underlying earnings per share increased 5.2% after an adverse impact of 7.6% from currencies. Over €10 billion was returned to shareholders through share buy-backs and dividends.

Beauty & Personal Care
Underlying sales grew 3.1% with 2.5% from volume. Our biggest brand Dove delivered another year of broad-based growth. Skin care grew strongly helped by innovations including a new Vaseline range with clinical strength moisturisation, as well as new brands such as Love, Beauty & Planet which is helping us to address the fast growing naturals trend. Growth in skin cleansing was helped by innovations on the core such as the relaunch of Lifebuoy with active silver, new premium formats including Dove exfoliating body polishes as well as our new cleansing brands such as Korea Glow which launched in the fourth quarter. Deodorants delivered good volume growth helped by strong performance on Dove but pricing in deodorants was muted. The newly acquired Schmidt's grew strongly. Sales in oral care were flat due to ongoing competitive pressures. Prestige performed well with double digit growth on Hourglass, Ren, Living Proof and Kate Sommerville as well as improved momentum on Dermalogica and Murad. Dollar Shave Club grew double digits and continued to build scale in the US.

Underlying operating margin increased 80bps mainly reflecting brand and marketing efficiencies as a result of our zero based budgeting programme.

Foods & Refreshment
Underlying sales excluding spreads grew 2.3% with 1.6% from volume. Ice cream had another strong year helped by innovations on our premium brands which included a new Magnum praline variant and a non-dairy range of Ben & Jerrys. The launch of Kinder® ice cream and good weather helped to deliver strong ice cream growth in Europe. Sales in tea grew modestly: our emerging markets growth was driven by good performance on our core brands like Brooke Bond in India whilst in developed markets challenges in black tea offset good growth from Pukka and our new organic Lipton range. In savoury, Knorr was helped by good performance of cooking products in emerging markets and more organic and natural innovations such as a new 'soup in glass' range. In dressings campaigns centred around Hellmann's purpose to fight food waste helped to increase brand equity, but sales were held back by promotional intensity particularly in the US. Our actions to transform the portfolio are working: strong innovations including Knorr rice and pasta pots as well as our new brands Red Red, PrepCo and Mãe Terra helped us build scale in the fast growing snacking segment and we annouced an agreement to buy Horlicks in India, Bangladesh and 20 other markets.

Underlying operating margin increased 80bps as a result of strong gross margin improvement and lower overheads despite an adverse impact from the spreads disposal.

Home Care
Underlying sales grew 4.2% with 2.3% from volume. Home and hygiene grew strongly led by Sunlight which was helped by a new communication focussed on building functional awareness as well as the continued success of Domestos toilet blocks. In fabric sensations, Comfort was helped by market development in India and China as well as the launch into Germany. Fabric solutions also grew strongly helped by our strategy to encourage consumers in emerging markets to uptrade to premium formulations like Surf Excel Matics in India and innovations such as Omo eco active with recycled packaging, plant extracts and naturally derived fragrances. Seventh Generation grew well.

Underlying operating margin increased by 80bps driven by lower overheads and also helped by zero based budgeting driven brand and marketing efficiencies.

FULL YEAR OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Fourth Quarter 2018				Full Year 2018
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in underlying operatingmargin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever	12.2	2.9	0.8	2.1	51.0	2.9	1.9	0.9	90
Asia/AMET/RUB	5.6	6.0	2.8	3.1	22.9	6.2	4.3	1.8	130
The Americas	4.0	-	(1.1)	1.1	16.0	-	(0.5)	0.5	(70)
Europe	2.6	0.8	(0.5)	1.3	12.1	0.7	0.7	(0.1)	200

	Fourth Quarter 2018				Full Year 2018
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Emerging markets	7.3	4.5	1.3	3.2	29.7	4.6	2.8	1.7
Developed markets	4.9	0.4	-	0.4	21.3	0.5	0.7	(0.2)
North America	2.2	0.4	0.3	-	9.0	0.9	0.7	0.2
Latin America	1.8	(0.4)	(2.6)	2.3	7.0	(1.0)	(1.7)	0.7

The table below provides information on 2018 performance excluding sales related to spreads.

	Full Year 2018
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Developed markets excluding spreads	20.4	0.7	0.8	(0.1)
Europe excluding spreads	11.3	0.9	1.0	(0.1)
North America excluding spreads	8.8	1.0	0.7	0.3

Asia/AMET/RUB
Underlying sales grew 6.2% with 4.3% from volume. India had another strong year with good momentum across all divisions translating into double digit growth and we also saw continued good growth in Pakistan and Bangladesh. South East Asia grew modestly with performance in Indonesia improving throughout the year helped by a stronger innovation plan and improving market conditions. Our business in China benefited from premium innovations and strong e-commerce growth but this was partly offset by challenges on Blueairdue to improved air quality. Sales in Turkey were up double-digit with positive volumes despite a challenging fourth quarter, demonstrating our ability to manage through significant currency volatility.

Underlying operating margin improved by 130bps with a significant improvement in gross margin as well as lower brand and marketing spend.

The Americas
Underlying sales in North America grew 0.9%. Strong performances in deodorants, skin cleansing and home care were offset by continued competitive pressures in dressings and tea. Underlying sales in Latin America declined by -1.0%. Brazil grew modestly with strong growth in the second half as we recovered from the truckers' strike that impacted sales in the second quarter. Mexico was strong, with broad-based growth across categories and good performance on Quala. These results were more than offset by volume decline in Argentina of -10% for the year with no offsetting price growth included in underlying sales growth from July onwards.

Underlying operating margin reduced by 70bps primarily reflecting lower gross margins in Latin America due to currency driven commodity inflation and an adverse impact from applying hyperinflationary accounting.

Europe
Underlying sales grew 0.7%, all from volume. Sales were helped by strong growth in ice cream which benefited from a strong innovation plan as well as good weather. Central and Eastern Europe continued to perform well and the UK sustained its return to growth. In Germany, good ice cream growth was mostly offset by a decline in savoury and dressings. Market conditions in France were extremely challenging and sales declined across all categories except ice cream.

Underlying operating margin improved by 200bps driven by a significant improvement in gross margin and lower overheads.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - FULL YEAR

Finance costs and tax
Net finance costs were €481 million in 2018 compared €877 million in 2017 which included a one-off cost of €382 million for the buyback of the Unilever NV preference shares. Cost of financing net borrowings was €57 million higher than 2017. The increase was primarily driven by an increase in debt which was partially offset by lower interest and no longer having the benefit in finance income from a one-off in Brazil relating to the interest element of an indirect tax amnesty programme. The average interest rate on net debt reduced to 2.2% from 2.7% in 2017. The pensions financing charge was €25 million, down from €96 million in 2017 reflecting a lower pension deficit at the beginning of 2018.

The underlying effective tax rate was 25.7% a small reduction versus 26.0% in the prior year. The effective tax rate was 21.1% due to a benefit from the disposals of our spreads businesses.

Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates contributed €185 million compared with €155 million in 2017, mainly due to the Portugal portion of profit on disposal of spreads and growth in profits from the Pepsi Lipton joint venture. Other income from non-current investments was €22 million versus €18 million in the prior year.

Earnings per share
Underlying earnings per share increased by 5.2% to €2.36, after a negative currency impact of 7.6%. Constant rate underlying earnings per share increased by 12.8% primarily driven by underlying sales growth, improved underlying operating margin and our share buyback programmes. These underlying measures exclude the post-tax impact of business disposals, acquisition and disposal-related costs, restructuring costs, impairments, one-off items within operating profit and any other significant unusual items within net profit but not operating profit.

Diluted earnings per share were up 62.0% at €3.48. In addition to the underlying improvement, this increase was mainly driven by a €4.3 billion gain on disposal for the spreads business.

Free cash flow
Free cash flow of €5.0 billion was impacted by currency devaluation and higher working capital including a €0.4 billion increase relating to the disposal of spreads. This was offset by an increase in the proceeds on disposal in net cash flow from investing activities.

Net debt
Closing net debt was €20.8 billion compared with €20.3 billion as at 31 December 2017 mainly reflecting the cost of acquisitions whilst the proceeds from the spreads disposals were returned to shareholders through a share buyback programme of €6 billion.

Pensions
Pension liability net of assets increased to €0.9 billion at year-end from €0.6 billion as at 31 December 2017. The increase in the net pension liability arose in the fourth quarter driven by the impact of adverse equity markets on pension assets.

Return on invested capital
Return on invested capital of 18.8% is a reduction of 40bps versus the prior year due to increased goodwill and an adverse impact from hyperinflationary accounting in Argentina.

Finance and liquidity
In 2018, we announced the issuance of the following bonds:

●
5 February 2018: Triple-tranche €2.0 billion bond, comprising of fixed rate notes of €500 million at 0.5% due August 2023, €700 million at 1.125% due February 2027 and €800 million at 1.625% due February 2033

●
19 March 2018: Quadruple-tranche $2.1 billion bond, comprising of fixed rate notes of $400 million at 2.75% due March 2021, $550 million at 3.125% due March 2023, $350 million at 3.375% due March 2025 and $800 million at 3.5% due March 2028

●	31 August 2018: Two-tranche €1.3 billion bond, equally split between 0.5% fixed rate notes due January 2025 and 1.375% fixed rate notes due September 2030
●
4 September 2018: Triple-tranche $1.5 billion bond, comprising of fixed rate notes of $500 million at 3.0% due March 2022, $500 million at 3.25% due March 2024, and $500 million at 3.5% due March 2028. The $500 million 3.5% fixed rate notes due March 2028 have the same terms (other than the price to public and issue date) as the $800 million 3.5% fixed rate notes issued in March 2018

In June 2018 €750 million floating rate notes matured and were repaid. In December 2018, £250 million 2% fixed rate notes matured and were repaid.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities, including those within Italy, Greece and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters. During the second half of 2018 Unilever has recognised a charge of €50 million in relation to these cases.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

NON-GAAP MEASURES

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses 'constant rate', and 'underlying' measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior period average exchange rates into euro, except for countries where the impact of consumer price inflation rates has escalated to extreme levels. In these countries, the local currency amounts before the application of IAS 29 are translated into euros using the period closing exchange rate. The table below shows exchange rate movements in our key markets.

	Annual Average rate in 2018	Annual Average rate in 2017
Brazilian Real (€1 = BRL)	4.282	3.573
Chinese Yuan (€1 = CNY)	7.807	7.608
Indian Rupee (€1 = INR)	80.730	73.258
Indonesia Rupiah (€1 = IDR)	16831	15011
Philippine Peso (€1 = PHP)	62.379	56.596
UK Pound Sterling (€1 = GBP)	0.884	0.876
US Dollar (€1 = US $)	1.185	1.123
(continued)
Underlying sales growth (USG)
Underlying Sales Growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. Also excluded is the impact of price growth from countries where the impact of consumer price inflation (CPI) rates has escalated to extreme levels.

There are two countries where we have determined extreme levels of CPI exist. The first is Venezuela where in Q4 2017 inflation rates exceeded 1,000% and management considered that the situation would persist for some time. Consequently, price growth in Venezuela has been excluded from USG since Q4 2017. The second is Argentina, which from Q3 2018 has been accounted for in accordance with IAS 29, and thus from Q3 2018 Argentina price growth is excluded from USG. The adjustment made at Group level as a result of these two exclusions was a reduction in price growth of 111.8% for the fourth quarter and 32.4% for the year. This treatment for both countries will be kept under regular review.

The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.

Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in Argentina and Venezuela as explained in USG above. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of net profit to FCF is as follows:

€ million	Full Year
(unaudited)	2018	2017
Net profit	9,808	6,486
Taxation	2,575	1,667
Share of net profit of joint ventures/associates and other income from non-current investments	(207)	(173)
Net monetary gain arising from hyperinflationary economies	(122)	-
Net finance costs	481	877
Operating profit	12,535	8,857
Depreciation, amortisation and impairment	1,747	1,538
Changes in working capital	(793)	(68)
Pensions and similar obligations less payments	(128)	(904)
Provisions less payments	55	200
Elimination of (profits)/losses on disposals	(4,299)	(298)
Non-cash charge for share-based compensation	196	284
Other adjustments	(266)	(153)
Cash flow from operating activities	9,047	9,456
Income tax paid	(2,294)	(2,164)
Net capital expenditure	(1,424)	(1,621)
Net interest and preference dividends paid	(367)	(316)
Free cash flow	4,962	5,355
Net cash flow (used in)/from investing activities	4,644	(5,879)
Net cash flow (used in)/from financing activities	(11,548)	(1,433)

Non-underlying items
Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.
●        Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other significant one-off items within operating profit

●        Non-underlying items not in operating profit but within net profit are: significant and unusual items in net finance cost, monetary gain/(loss) arising from hyperinflationary economies, share of profit/(loss) of joint ventures and associates and taxation

●        Non-underlying items are both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit

Underlying operating profit (UOP) and underlying operating margin (UOM)
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	Full Year
(unaudited)	2018	2017
Operating profit	12,535	8,857
Non-underlying items within operating profit (see note 2)	(3,176)	543
Underlying operating profit	9,359	9,400
Turnover	50,982	53,715
Operating margin (%)	24.6%	16.5%
Underlying operating margin (%)	18.4%	17.5%

Underlying earnings per share (EPS)
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders' equity divided by the diluted combined average number of share units. In calculating underlying profit attributable to shareholders' equity, net profit attributable to shareholders' equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 on page 20 for reconciliation of net profit attributable to shareholders' equity to underlying profit attributable to shareholders equity.

Underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA)
Underlying earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and impairment and non-underlying items within operating profit. We use UEBITDA in assessing our leverage level, which is expressed as net debt / UEBITDA. The reconciliation of operating profit to UEBITDA is as follows:

€ million	Full Year
(unaudited)	2018	2017
Operating profit	12,535	8,857
Depreciation, amortisation and impairment	1,747	1,538
Non-underlying items within operating profit(a)	(3,384)	543
Underlying earnings before interest, taxes, depreciation and amortisation (UEBITDA)	10,898	10,938

(a)     2018 amount excludes €208 million impairment charge, which is included in the depreciation, amortisation and impairment line. Including the impairment charge, total non-underlying items within operating profit is €3,176 million. See note 2.

Underlying effective tax rate
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	Full Year
(unaudited)	2018	2017
Taxation	2,575	1,667
Tax impact of:
Non-underlying items within operating profit(a)	(259)	77
Non-underlying items not in operating profit but within net profit(a)	(29)	578
Taxation before tax impact of non-underlying items	2,287	2,322
Profit before taxation	12,383	8,153
Non-underlying items within operating profit before tax(a)	(3,176)	543
Non-underlying items not in operating profit but within net profit before tax(b)	(122)	382
Share of net profit/(loss) of joint ventures and associates	(185)	(155)
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	8,900	8,923
Underlying effective tax rate	25.7%	26.0%

(a)     See note 2.
(b)     2018 amount excludes €32 million gain on disposal of spreads business by the joint venture in Portugal which is included in the share of net profit/(loss) of joint ventures and associates line. Including the €32 million, total non-underlying items not in operating profit but within net profit before tax is €154 million. See note 2.

Constant underlying EPS
Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders' equity at constant exchange rates and excluding the impact of both translational hedges and price growth in Venezuela (for the whole of 2018) and Argentina (from July 2018) divided by the diluted average number of ordinary share units. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of underlying profit attributable to shareholders' equity to constant underlying earnings attributable to shareholders' equity and the calculation of constant underlying EPS is as follows:

€ million	Full Year
(unaudited)	2018	2017
Underlying profit attributable to shareholders' equity (see note 6)	6,365	6,315
Impact of translation from current to constant exchange rates and translational
hedges	7,112	95
Impact of Venezuela and Argentina price inflation(a)	(6,551)	-
Constant underlying earnings attributable to shareholders' equity	6,926	6,410
Diluted combined average number of share units (millions of units)	2,694.8	2,814.0
Constant underlying EPS (€)	2.57	2.28

(a)     See pages 6-7 for further details.

From 2018, in our reporting of growth in constant underlying EPS, we translate the prior period using an annual average exchange rate rather than monthly averages. This change has been made to align with the prior period constant exchange rate used for calculating USG. The impact of this is an increase of €0.01 per share in 2017 constant underlying EPS.

Net debt

Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables. It is a measure that provides valuable additional information on the summary presentation of the Group's net financial liabilities and is a measure in common use elsewhere.

The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at	As at
	31 December	31 December
(unaudited)	2018	2017
Total financial liabilities	(24,885)	(24,430)
Current financial liabilities	(3,235)	(7,968)
Non-current financial liabilities	(21,650)	(16,462)
Cash and cash equivalents as per balance sheet	3,230	3,317
Cash and cash equivalents as per cash flow statement	3,090	3,169
Add bank overdrafts deducted therein	140	167
Less cash and cash equivalents classified as held for sale	-	(19)
Other current financial assets	874	770
Net debt	(20,781)	(20,343)
NON-GAAP MEASURES (continued)
Return on invested capital (ROIC)
Return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guide rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities.

€ million	Full Year
(unaudited)	2018	2017
Underlying operating profit before tax(a)	9,359	9,400
Tax on underlying operating profit(b)	(2,405)	(2,446)
Underlying operating profit after tax	6,954	6,954
Goodwill	17,341	16,881
Intangible assets	12,152	11,520
Property, plant and equipment	10,347	10,411
Net assets held for sale	108	3,054
Inventories	4,301	3,962
Trade and other current receivables	6,485	5,222
Trade payables and other current liabilities	(14,457)	(13,426)
Period-end invested capital	36,277	37,624
Average invested capital for the period	36,951	36,222
Return on invested capital	18.8%	19.2%

(a)     See reconciliation of operating profit to underlying operating profit on page 8.
(b)     Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by underlying effective tax rate of 25.7% (2017: 26.0%) which is shown on page 9.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever's business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 78 2527 3767 +44 77 7999 9683 +31 10 217 4844 +32 494 60 4906	lucila.zambrano@unilever.com JSibun@tulchangroup.com els-de.bruin@unilever.com freek.bracke@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results

INCOME STATEMENT
(unaudited)

€ million	Full Year
	2018	2017	Increase/
			(Decrease)
			Current	Constant
			rates	rates

Turnover	50,982	53,715	(5.1)%	33.8%

Operating profit	12,535	8,857	41.5%	147.4%

After (charging)/crediting non-underlying items	3,176	(543)

Net finance costs	(481)	(877)
Finance income	135	157
Finance costs	(591)	(556)
Pensions and similar obligations	(25)	(96)
Net finance cost non-underlying items	-	(382)

Net monetary gain/(loss) arising from hyperinflationary economies	122	-

Share of net profit/(loss) of joint ventures and associates	185	155
After crediting non-underlying items	32	-
Other income/(loss) from non-current investments and associates	22	18

Profit before taxation	12,383	8,153	51.9%	164.6%

Taxation	(2,575)	(1,667)
After (charging)/crediting tax impact of non-underlying items	(288)	655

Net profit	9,808	6,486	51.2%	159.0%

Attributable to:
Non-controlling interests	419	433
Shareholders' equity	9,389	6,053	55.1%	169.9%

Combined earnings per share
Basic earnings per share (euros)	3.50	2.16	61.9%	181.8%
Diluted earnings per share (euros)	3.48	2.15	62.0%	181.9%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)
€ million	Full Year
	2018	2017

Net profit	9,808	6,486

Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income(a)	51	-
Remeasurement of defined benefit pension plans	(328)	1,282
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	(55)	(68)
Currency retranslation gains/(losses)	(861)	(983)
Fair value gains/(losses) on financial instruments(a)	-	(7)

Total comprehensive income	8,615	6,710

Attributable to:
Non-controlling interests	407	381
Shareholders' equity	8,208	6,329

(a)       Classification has changed following adoption of IFRS 9. See note 1 for further details.

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
1 January 2018
1 January 2018 as previously reported	484	130	(13,633)	26,648	13,629	758	14,387
Hyperinflation restatement to 1 January 2018	-	-	-	393	393	-	393
1 January 2018 after restatement	484	130	(13,633)	27,041	14,022	758	14,780
Profit or loss for the period	-	-	-	9,389	9,389	419	9,808
Other comprehensive income, net of tax:
Gains/(losses) on(a)
Equity instruments at fair value through other comprehensive income	-	-	51	-	51	-	51
Cash flow hedges	-	-	(56)	-	(56)	1	(55)
Remeasurements of defined benefit pension plans	-	-	-	(330)	(330)	2	(328)
Currency retranslation gains/(losses)	-	-	(836)	(10)	(846)	(15)	(861)
Total comprehensive income	-	-	(841)	9,049	8,208	407	8,615
Dividends on ordinary capital	-	-	-	(4,081)	(4,081)	-	(4,081)
Repurchase of shares(b)	-	-	(6,020)	-	(6,020)	-	(6,020)
Cancellation of treasury shares(c)	(20)	-	5,069	(5,049)	-	-	-
Other movements in treasury shares(d)	-	-	(8)	(245)	(253)	-	(253)
Share-based payment credit(e)	-	-	-	196	196	-	196
Dividends paid to non-controlling interests	-	-	-	-	-	(342)	(342)
Currency retranslation gains/(losses) net of tax	-	(1)	-	-	(1)	-	(1)
Hedging gain/(loss) transferred to non-financial assets	-	-	71	-	71	-	71
Other movements in equity(f)	-	-	76	(646)	(570)	(103)	(673)
31 December 2018	464	129	(15,286)	26,265	11,572	720	12,292

1 January 2017
1 January 2017	484	134	(7,443)	23,179	16,354	626	16,980
Profit or loss for the period	-	-	-	6,053	6,053	433	6,486
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments(a)	-	-	(76)	-	(76)	1	(75)
Remeasurements of defined benefit pension plans	-	-	-	1,282	1,282	-	1,282
Currency retranslation gains/(losses)	-	-	(903)	(27)	(930)	(53)	(983)
Total comprehensive income	-	-	(979)	7,308	6,329	381	6,710
Dividends on ordinary capital	-	-	-	(3,916)	(3,916)	-	(3,916)
Repurchase of shares(b)	-	-	(5,014)	-	(5,014)	-	(5,014)
Other movements in treasury shares(d)	-	-	(30)	(174)	(204)	-	(204)
Share-based payment credit(e)	-	-	-	284	284	-	284
Dividends paid to non-controlling interests	-	-	-	-	-	(345)	(345)
Currency retranslation gains/(losses) net of tax	-	(4)	-	-	(4)	-	(4)
Other movements in equity	-	-	(167)	(33)	(200)	96	(104)
31 December 2017	484	130	(13,633)	26,648	13,629	758	14,387

(a)     Classification in 2018 has changed following adoption of IFRS 9. See note 1 for further details.
(b)     Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programmes announced on 6 April 2017 and 19 April 2018 (see note 8).
(c)     During 2018 122,965,077 of PLC ordinary shares held as treasury shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.
(d)     Includes purchases and sales of treasury shares other than the share buyback programme, transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(e)     The share-based payment credit relates to the non-cash charge recorded in operating profit in respect of the fair value of share options and awards granted to employees.
(f)      Includes a €662 million premium paid for purchase of the non-controlling interest in Unilever South Africa from Remgro (see note 7).

BALANCE SHEET
(unaudited)

€ million	As at 31 December 2018	As at 31 December 2017

Non-current assets
Goodwill	17,341	16,881
Intangible assets	12,152	11,520
Property, plant and equipment	10,347	10,411
Pension asset for funded schemes in surplus	1,728	2,173
Deferred tax assets	1,117	1,085
Financial assets	642	675
Other non-current assets	648	557
	43,975	43,302
Current assets
Inventories	4,301	3,962
Trade and other current receivables	6,485	5,222
Current tax assets	472	488
Cash and cash equivalents	3,230	3,317
Other financial assets	874	770
Assets held for sale	119	3,224
	15,481	16,983

Total assets	59,456	60,285
Current liabilities
Financial liabilities	3,235	7,968
Trade payables and other current liabilities	14,457	13,426
Current tax liabilities	1,445	1,088
Provisions	624	525
Liabilities held for sale	11	170
	19,772	23,177
Non-current liabilities
Financial liabilities	21,650	16,462
Non-current tax liabilities	174	118
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,209	1,225
Unfunded schemes	1,393	1,509
Provisions	697	794
Deferred tax liabilities	1,923	1,913
Other non-current liabilities	346	700
	27,392	22,721

Total liabilities	47,164	45,898
Equity
Shareholders' equity	11,572	13,629
Non-controlling interests	720	758
Total equity	12,292	14,387

Total liabilities and equity	59,456	60,285

CASH FLOW STATEMENT
(unaudited)

€ million	Full Year
	2018	2017
Net profit	9,808	6,486
Taxation	2,575	1,667
Share of net profit of joint ventures/associates and other income from non-current investments and associates	(207)	(173)
Net monetary gain arising from hyperinflationary economies	(122)	-
Net finance costs	481	877
Operating profit	12,535	8,857
Depreciation, amortisation and impairment	1,747	1,538
Changes in working capital	(793)	(68)
Pensions and similar obligations less payments	(128)	(904)
Provisions less payments	55	200
Elimination of (profits)/losses on disposals	(4,299)	(298)
Non-cash charge for share-based compensation	196	284
Other adjustments(a)	(266)	(153)
Cash flow from operating activities	9,047	9,456
Income tax paid	(2,294)	(2,164)
Net cash flow from operating activities	6,753	7,292
Interest received	110	154
Net capital expenditure	(1,424)	(1,621)
Other acquisitions and disposals	5,757	(4,335)
Other investing activities	201	(77)

Net cash flow (used in)/from investing activities	4,644	(5,879)
Dividends paid on ordinary share capital	(4,066)	(3,916)
Interest and preference dividends paid	(477)	(470)
Change in financial liabilities	(35)	8,928
Buyback of preference shares	-	(448)
Repurchase of shares	(6,020)	(5,014)
Other movements on treasury shares	(257)	(204)
Other financing activities	(693)	(309)

Net cash flow (used in)/from financing activities	(11,548)	(1,433)

Net increase/(decrease) in cash and cash equivalents	(151)	(20)
Cash and cash equivalents at the beginning of the period	3,169	3,198

Effect of foreign exchange rate changes	72	(9)

Cash and cash equivalents at the end of the period	3,090	3,169

(a)     2018 includes a non-cash credit of €277 million from early settlement of contingent consideration relating to Blueair.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

Except as set out below the accounting policies and methods of computation are consistent with the year ended 31 December 2017. The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. Apart from the financial statements of group companies in hyperinflationary economies (see below), the income statement on page 12, the statement of comprehensive income on page 12, the statement of changes in equity on page 13 and the cash flow statement on page 15 are translated at exchange rates current in each period. The balance sheet on page 14 is translated at period-end rates of exchange.

The condensed financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006, which will be finalised and delivered to the Registrar of Companies in due course. Full accounts for Unilever for the year ended 31 December 2017 have been delivered to the Registrar of Companies; the auditors' reports on these accounts were unqualified, did not include a reference to any matters by way of emphasis and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

New accounting standards
On 1 January 2018 the Group adopted IFRS 9 'Financial Instruments', which replaced IAS 39 'Financial Instruments - Recognition and Measurement'. As there was no material impact from the adoption of this standard, the Group has not restated comparative information relating to prior years. The standard introduces new requirements in three areas:
●
Classification and Measurement: On 1 January 2018 the Group reclassified its financial assets based on the reason for holding the assets and the nature of the cash flows arising from the assets. See note 9 for further information. There have been no changes to the classification or measurement of the Group's financial liabilities.

●
Impairment: From 1 January 2018 the Group implemented an expected credit loss impairment model for financial assets. For trade receivables, our calculation methodology has been updated to consider expected losses based on ageing profile. The adoption of the expected loss approach has not resulted in any material change in impairment provision for any financial asset.

●
Hedge accounting: The Group applied the hedge accounting requirements of IFRS 9 prospectively. At the date of initial application all of the Group's existing hedging relationships were eligible to be treated as continuing hedge relationships.

On 1 January 2018 the Group adopted IFRS 15 'Revenue from Contracts with Customers' with no impact as our accounting policies were already in line with IFRS 15.

IFRS 16 'Leases' is effective from 1 January 2019 and is not adopted in our 2018 reporting. This standard changes the recognition, measurement, presentation and disclosure of leases. The Group's preparations for this standard are substantially complete. The Group intends on adopting the full retrospective approach and restating the comparative information in our 2019 reporting.

Treatment of Argentina as a hyperinflationary economy
The Argentinian economy was designated as hyperinflationary from 1 July 2018. As a result, application of IAS 29 'Financial Reporting in Hyperinflationary Economies' has been applied to all Unilever entities whose functional currency is the Argentinian Peso. IAS 29 requires that adjustments are applicable from the start of the relevant entity's reporting period. For Unilever that is from 1 January 2018. The application of IAS 29 includes:
●	Adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date;
●	Adjustment of the income statement for inflation during the reporting period;
●	The income statement is translated at the period end foreign exchange rate instead of an average rate; and
●	Adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The main effects on the Group's financial statements as at 31 December 2018 are:
●
Non-current assets increased by €522 million. This was driven by an increase of €369 million to goodwill recognised in relation to a business acquired in Argentina as part of the Bestfoods acquisition in 2000;

●	Turnover for the full year is reduced by €75 million. This arises because the exchange rate impact was greater than the inflation impact;
●
Q4 2018 turnover is increased by €6 million due to inflation during the quarter being greater than the exchange rate impact. In accordance with IAS 29, this inflationary impact also applies to sales during Q1 to Q3 2018 in the full year income statement; and

●	A monetary gain of €122 million is recorded in the income statement.

Change in operating segments
The Group has revised its operating segments to align with the new structure under which the business is managed. Beginning 2018, operating segment information is provided based on three product areas: Beauty & Personal Care, Foods & Refreshment and Home Care.

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

Non-underlying items
Non-underlying items are costs and revenues relating to gains and losses on business disposals, acquisition and disposal-related costs, restructuring costs, impairments and other one-off items within operating profit, and other significant and unusual items within net profit but outside of operating profit, which we collectively term non-underlying items, due to their nature and/or frequency of occurrence. These items are significant in terms of nature and/or amount and are relevant to an understanding of our financial performance.

Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

€ million	Full Year
	2018	2017
Acquisition and disposal-related costs(a)	76	(159)
Gain/(loss) on disposal of group companies(b)	4,331	334
Restructuring costs	(914)	(638)
Impairment and other one-off items(c)	(317)	(80)
Non-underlying items within operating profit before tax	3,176	(543)

Tax on non-underlying items within operating profit	(259)	77
Non-underlying items within operating profit after tax	2,917	(466)

Premium paid on buyback of preference shares (see note 9)	-	(382)
Share of gain on disposal of Spreads business in Portugal JV	32	-
Net monetary gain arising from hyperinflationary economies	122	-
Non-underlying items not in operating profit but within net profit before tax	154	(382)

Tax impact of non-underlying items not in operating profit but within net profit:
Tax on premium paid on Buyback of preference shares (non-deductible)	-	-
Impact of US tax reform(d)	(29)	578
Non-underlying items not in operating profit but within net profit after tax	125	196

Non-underlying items after tax(e)	3,042	(270)

Attributable to:
Non-controlling interests	18	(8)
Shareholders' equity	3,024	(262)

(a)     2018 includes a credit of €277 million from early settlement of contingent consideration relating to Blueair.
(b)     2018 gain of €4,331 million relates to disposals of our Spreads businesses. 2017 includes a gain of €309 million from the sale of AdeS soy beverage business in Latin America.
(c)     2018 includes a charge of €208 million relating to impairment of Blueair intangible asset. Also included is a charge of €98 million for litigation matters comprised of €48 million for UK pension obligations and €50 million for legal cases in relation to investigations by national competition authorities including one within Greece. 2017 includes an €80 million charge for legal cases in relation to investigations by national competition authorities including those within Italy and South Africa.
(d)     On 22 December 2017, HR1, formerly known as the Tax Cuts and Jobs Act was signed into law in the United States. As a result, tax benefit of €578 million was recognized in 2017, primarily due to re-measurement of deferred tax assets and liabilities at the new lower 21% federal tax rate.
(e)     Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

3 SEGMENT INFORMATION - DIVISIONS

Fourth Quarter	Beauty & Personal Care	Foods & Refreshment	Home Care	Total
Turnover (€ million)
2017	5,195	5,042	2,587	12,824
2018	5,353	4,208	2,589	12,150
Change (%)	3.0	(16.5)	0.1	(5.3)
Impact of:
Exchange rates* (%)	(2.8)	(2.2)	(5.2)	(3.2)
Acquisitions (%)	2.9	0.6	0.3	1.5
Disposals (%)	-	(16.3)	(0.1)	(6.4)
Underlying sales growth (%)	3.0	1.3	5.3	2.9
Price* (%)	1.7	1.4	4.1	2.1
Volume (%)	1.3	(0.1)	1.2	0.8

Full Year	Beauty & Personal Care	Foods & Refreshment	Home Care	Total
Turnover (€ million)
2017	20,697	22,444	10,574	53,715
2018	20,624	20,227	10,131	50,982
Change (%)	(0.3)	(9.9)	(4.2)	(5.1)
Impact of:
Exchange rates* (%)	(7.0)	(5.6)	(8.3)	(6.7)
Acquisitions (%)	3.9	0.8	0.5	2.0
Disposals (%)	-	(7.2)	(0.2)	(3.0)
Underlying sales growth (%)	3.1	2.0	4.2	2.9
Price* (%)	0.6	0.7	1.9	0.9
Volume (%)	2.5	1.3	2.3	1.9

Operating profit (€ million)
2017	4,103	3,616	1,138	8,857
2018	4,130	7,245	1,160	12,535
Underlying operating profit (€ million)
2017	4,375	3,737	1,288	9,400
2018	4,508	3,534	1,317	9,359
Operating margin (%)
2017	19.8	16.1	10.8	16.5
2018	20.0	35.8	11.5	24.6
Underlying operating margin (%)
2017	21.1	16.7	12.2	17.5
2018	21.9	17.5	13.0	18.4

* Underlying price growth in Venezuela (for the whole of 2018) and Argentina (from July 2018) has been excluded when calculating the price growth in the tables above, and an equal and opposite adjustment made in the calculation of exchange rate impact. See page 6 for further details.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

4 SEGMENT INFORMATION - GEOGRAPHICAL AREA

Fourth Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2017	5,556	4,239	3,029	12,824
2018	5,541	4,019	2,590	12,150
Change (%)	(0.3)	(5.2)	(14.5)	(5.3)
Impact of:
Exchange rates* (%)	(4.3)	(3.1)	(0.3)	(3.2)
Acquisitions (%)	0.7	3.5	0.3	1.5
Disposals (%)	(2.4)	(5.5)	(15.2)	(6.4)
Underlying sales growth (%)	6.0	-	0.8	2.9
Price* (%)	3.1	1.1	1.3	2.1
Volume (%)	2.8	(1.1)	(0.5)	0.8

Full Year	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2017	23,266	17,525	12,924	53,715
2018	22,868	16,020	12,094	50,982
Change (%)	(1.7)	(8.6)	(6.4)	(5.1)
Impact of:
Exchange rates* (%)	(7.9)	(9.4)	(0.6)	(6.7)
Acquisitions (%)	1.6	3.8	0.4	2.0
Disposals (%)	(1.1)	(2.8)	(6.9)	(3.0)
Underlying sales growth (%)	6.2	-	0.7	2.9
Price* (%)	1.8	0.5	(0.1)	0.9
Volume (%)	4.3	(0.5)	0.7	1.9

Operating profit (€ million)
2017	3,802	3,086	1,969	8,857
2018	4,777	3,586	4,172	12,535
Underlying operating profit (€ million)
2017	4,108	3,063	2,229	9,400
2018	4,340	2,694	2,325	9,359
Operating margin (%)
2017	16.3	17.6	15.2	16.5
2018	20.9	22.4	34.5	24.6
Underlying operating margin (%)
2017	17.7	17.5	17.2	17.5
2018	19.0	16.8	19.2	18.4

* Underlying price growth in in Venezuela (for the whole of 2018) and Argentina (from July 2018) has been excluded when calculating price growth in the tables above, and an equal and opposite adjustment made in the calculation of exchange rate impact. See page 6 for further details.

5 TAXATION

The effective tax rate for 2018 is 21.1%, compared with the 2017 rate of 20.8%. Both years' rates benefited from significant one-offs: in 2018 a large part of the Spreads disposal profit was not taxed as a result of the Dutch participation exemption and in 2017 US tax reform gave rise to a significant benefit from restating deferred tax balances at the new lower federal tax rate.

€ million	Full Year 2018			Full Year 2017
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Gains/(losses) on:(a)
Equity instruments at fair value through other
comprehensive income	51	-	51	-	-	-
Cash flow hedges	(70)	15	(55)	(62)	(6)	(68)
Other financial instruments	-	-	-	1	(8)	(7)
Remeasurements of defined benefit pension plans	(437)	109	(328)	1,620	(338)	1,282
Currency retranslation gains/(losses)	(869)	8	(861)	(1,024)	41	(983)
Other comprehensive income	(1,325)	132	(1,193)	535	(311)	224

(a)     Classification has changed following adoption of IFRS 9. See note1 and note 9 for further details.

6 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury shares.

In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share options by employees.

Earnings per share for total operations for the twelve months were calculated as follows:
	2018	2017
Combined EPS - Basic
Net profit attributable to shareholders' equity (€ million)	9,389	6,053
Average number of combined share units (millions of units)	2,683.4	2,801.6
Combined EPS - basic (€)	3.50	2.16

Combined EPS - Diluted
Net profit attributable to shareholders' equity (€ million)	9,389	6,053
Adjusted average number of combined share units (millions of units)	2,694.8	2,814.0
Combined EPS - diluted (€)	3.48	2.15

Underlying EPS
Net profit attributable to shareholders' equity (€ million)	9,389	6,053
Post tax impact of non-underlying items attributable to shareholders' equity (see note 2)	(3,024)	262
Underlying profit attributable to shareholders' equity	6,365	6,315
Adjusted average number of combined share units (millions of units)	2,694.8	2,814.0
Underlying EPS - diluted (€)	2.36	2.24

In calculating underlying earnings per share, net profit attributable to shareholders' equity is adjusted to eliminate the post-tax impact of non-underlying items.

During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2017 (net of treasury shares)	2,738.9
Shares repurchased under the share buyback programme	(125.4)
Net movements in shares under incentive schemes	0.7
Number of shares at 31 December 2018	2,614.2

7 ACQUISITIONS AND DISPOSALS

In 2018, the Group completed the following business acquisitions and disposals as listed below. In each case 100% of the businesses were acquired unless stated otherwise. Total consideration for 2018 acquisitions is €1,194 million (2017: €4,912 million for acquisitions completed during that year).

Deal completion date	Acquired/Disposed business
15 January 2018	Acquired the remaining 2% non-controlling interest of Carver Korea bringing the Group's ownership to 100%.
28 February 2018	Acquired Quala beauty & personal and home care business in Latin America.
2 July 2018(a)	Sold the global spreads business (excluding Southern Africa) to KKR.
2 July 2018(a)	Sold the spreads business in Southern Africa to Remgro plus a cash consideration of €306 million in exchange for Remgro's 25.75% shareholding in Unilever South Africa.
27 September 2018	Acquired Adityaa Milk, an ice cream business in India. The acquisition strengthens Unilever front end distribution reach in India.
1 October 2018
Acquired 75% of Equilibra, the Italian personal care and wellbeing business. The acquisition complements Unilever product range through its presence in the 'natural' personal care segments and well positioned in nutritional supplements.

1 November 2018	Acquired Betty Ice, a leading ice cream business in Romania. The acquisition enriches Unilever product range through local offerings and price tiers.
3 December 2018	Acquired Denny Ice, an ice cream business in Bulgaria to strengthen local product knowledge.
31 December 2018
Acquired Vegetarian Butcher, a vegetarian meat replacement foods business in the Netherlands. The acquisition expands Unilever's product ranges into plant-based foods responding to the growing trend of vegetarian and vegan meals.

(a)     On 2 July 2018 Unilever sold the global Spreads business (excluding Southern Africa) to KKR for €7.2 billion cash consideration and the Southern Africa Spreads business to Remgro for a non-cash consideration of €446 million. The intangible assets sold include brands such as Becel, Flora, Country Crock, Blue Band, I Can't Believe It's Not Butter, Rama & Pro-Activ. Profit on these disposals was €4,331 million, recognised as a non-underlying item (see note 2).

In addition to the completed deals in the table above, on 3 December 2018 the Group announced it had signed an agreement to acquire the Health Food Drinks portfolio of GlaxoSmithKline in India, Bangladesh and 20 other predominantly Asian markets. The transaction is aligned with Unilever's stated strategy of increasing its presence in health-food categories and in high-growth emerging markets. The deal is expected to be completed by December 2019.

8 SHARE BUYBACK PROGRAMME

On 19 April 2018 Unilever announced a share buyback programme of up to €6 billion in 2018. During 2018 the group repurchased 62,202,168 Unilever N.V. ordinary shares and 63,236,433 Unilever PLC ordinary shares as part of the programme. Consideration paid for the repurchase of these shares including transaction costs was €6,020 million and was recognised in other reserves.

9 FINANCIAL INSTRUMENTS

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value		Carrying amount
	As at 31 December 2018	As at 31 December 2017	As at 31 December 2018	As at 31 December 2017
Financial assets
Cash and cash equivalents	3,230	3,317	3,230	3,317
Held-to-maturity investments(a)	-	163	-	163
Loans and receivables(a)	-	463	-	463
Available-for-sale financial assets(a)	-	564	-	564
Amortised cost financial asset(a)	629	-	629	-
Financial assets at fair value through other comprehensive income(a)	329	-	329	-
Financial assets at fair value through profit and loss:
Derivatives	194	116	194	116
Other	364	139	364	139
	4,746	4,762	4,746	4,762
Financial liabilities
Bank loans and overdrafts	(816)	(995)	(814)	(992)
Bonds and other loans	(23,691)	(23,368)	(23,391)	(22,709)
Finance lease creditors	(141)	(147)	(128)	(131)
Derivatives	(402)	(421)	(402)	(421)
Other financial liabilities	(150)	(177)	(150)	(177)
	(25,200)	(25,108)	(24,885)	(24,430)

(a)     Classification has changed following adoption of IFRS 9. See page 23 and note 1 for further details.

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 31 December 2018			As at 31 December 2017
Assets at fair value
Available-for-sale financial assets	-	-	-	215	7	342
Financial assets at fair value through other comprehensive income	160	5	164	-	-	-
Financial assets at fair value through profit or loss:
Derivatives(a)	-	276	-	-	173	-
Other	145	-	219	137	-	2
Liabilities at fair value
Derivatives(b)	-	(542)	-	-	(534)	-
Deferred consideration	-	-	(142)	-	-	(445)

(a)     Includes €82 million (2017: €57 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)     Includes €(140) million (2017: € (113) million) derivatives, reported within trade creditors, that hedge trading activities.

Other than changes arising on adoption of IFRS 9, there were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2017. There were also no significant movements between the fair value hierarchy classifications since 31 December 2017.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2017.

Adoption of IFRS 9 - Impact on measurement of financial assets
On the date of initial application of IFRS 9, 1 January 2018, financial assets of €207 million previously measured at fair value through equity were reclassified as fair value through profit or loss. Fair value gains or losses on these financial assets were immaterial in 2017 and 2018. Financial assets of €6 million previously measured at fair value through profit or loss were reclassified to amortised cost under IFRS 9.

Cash and cash equivalents and trade receivables, which were classified as loans and other receivables under IAS 39, will be classified as amortised cost under IFRS 9.

10 DIVIDENDS

The Boards have declared a quarterly interim dividend for Q4 2018 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:                                  € 0.3872
Per Unilever PLC ordinary share:                                  £ 0.3361
Per Unilever N.V. New York share:                               US$ 0.4422
Per Unilever PLC American Depositary Receipt:          US$ 0.4422

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 29 January 2019.

US dollar cheques for the quarterly interim dividend will be mailed on 20 March 2019 to holders of record at the close of business on 15 February 2019. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2019 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend for Q4 2018	31January 2019	14 February 2019	15 February 2019	20 March 2019

Quarterly dividend for Q1 2019	18 April 2019	2 May 2019	3 May 2019	5 June 2019

Quarterly dividend for Q2 2019	25 July 2019	8 August 2019	9 August 2019	11 September 2019

Quarterly dividend for Q3 2019	17 October 2019	31 October 2019	1 November 2019	4 December 2019

11 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.